
02043020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16
AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC CENTURY CYBERWORKS LIMITED
(Registrant's name)

39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PACIFIC CENTURY CYBERWORKS LIMITED

Dated: 11 July, 2002

By Fiona Nott

Fiona Nott
Company Secretary

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PCCW 電訊盈科

PCCW names Alex Arena as Group Chief Financial Officer

Frederick Ma takes up senior position in Hong Kong Government

Hong Kong June 24, 2002 – PCCW today announced the appointment of Executive Director Alexander A. Arena as Group Chief Financial Officer.

He replaces Frederick Ma, who has been appointed Secretary for Financial Services and the Treasury in the government of the Hong Kong Special Administrative Region (HKSAR).

Mr. Arena, who is the Deputy Chairman of PCCW's Executive Committee and a member of the PCCW Finance Committee, will take up the CFO position as of today. Mr. Ma has resigned from the Company with immediate effect. He is to be formally appointed to the government on July 1, 2002.

Richard Li, Chairman and Chief Executive of PCCW, said: "We have the highest regard for Fred Ma and sincerely thank him for his contribution to the Company. It is a very good opportunity in Fred's career to be invited to join the government and I respect Fred's decision to take on this important public role in Hong Kong."

Mr. Li added: "Admittedly, this is a swift transition for the company, however we can handle this change smoothly because of the strength and depth of the PCCW management team. We are very fortunate that we have a person of the competence of Alex Arena ready to step into this important role. In many respects the fact that Fred has barely had a chance to serve as CFO means that Alex is very much the successor to David Prince in this important job."

Mr. Arena, 51, has been an executive director of PCCW since the Cable & Wireless HKT merger in August 2000, and prior to the merger was Group Managing Director of PCCW. He joined the Pacific Century Group in 1998.

Together with PCCW Deputy Chairman Francis Yuen, Mr. Arena has managed the strategic development of PCCW's financial affairs, including balance sheet restructuring, debt management and currency hedging.

Mr. Arena said: "Working together in the senior management team, we have established a solid financial position and investment grade rating status for PCCW-HKT. As CFO, I look forward to building on this success as the Company continues to strengthen its balance sheet and create shareholder value."

Cont'd/...

Mr. Ma said: "My time with PCCW has been extremely rewarding and I have complete confidence that the Company is right on track with a sound financial position. At the same time, I feel it is my privilege and my honor to serve the government and the people of Hong Kong."

Mr. Ma, who joined PCCW as Executive Director in May 2001, moved into the Group CFO role on May 31, 2002 to replace David Prince. Mr. Prince had resigned to rejoin his family in the United Kingdom.

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About PCCW

Pacific Century CyberWorks Limited (SEHK: 0008, ADR-NYSE: PCW), the Hong Kong-listed flagship of the Pacific Century Group, is one of Asia's leading integrated communications companies. From its market-leading position in Hong Kong, PCCW is focused on building shareholder value by leveraging synergies between its core businesses and partners, and by delivering customer-led total solutions throughout Asia. PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; mobility and connectivity; narrowband and interactive broadband (Internet Services); business e-solutions; data centers and related infrastructure.

To learn more about PCCW, go to www.pccw.com

For Media inquiries:
Joan Wagner
VP, Corporate Communications (International), PCCW
Tel: +852 2514 8883
Email: joan.wagner@pccw.com

For Investor Relations inquiries:
Garth Collier
Director of Investor Relations, PCCW
Tel: +852 2514 5084
Email: ir@pccw.com